UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

							August 19, 2005




Mr. William C. Long, Esq.
Vice President, General Counsel and Secretary
Diamond Offshore Drilling, Inc.
15415 Katy Freeway, Suite 100
Houston, TX   77094


Re:	Diamond Offshore Drilling, Inc.
	Registration Statement on Form S-4
Filed August 5, 2005
	File No. 333-127229
Form 10-K for Fiscal Year Ended
December 31, 2004
Filed March 2, 2005
File No. 1-13926

Dear Mr. Long:

	We have reviewed your filings and have limited our review to the areas relating to the following comment. Where indicated, we think you should revise your document(s) in response to this comment.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Business, page 3

1. We note that on page 3, in the section entitled "The Fleet," you refer to "semisubmersibles" and one that "was located offshore Korea." (We note also your references to property in Korea on pages 6 and 10). Please disclose whether you are referring to North or South
Korea. If you are referring to North Korea, in light of the fact that North Korea has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please describe for us the extent of the Company`s current and proposed operations in, and/or other contacts with, North
Korea, and their materiality to the Company. Also give us your view as to whether those operations and/or contacts constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.

Closing Comments

      As appropriate, please amend your registration statements and
Exchange Act reports in response to this comment. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct questions relating to all disclosure issues to Carrie Darling, at (202) 551-3724 or, in her absence, to the undersigned at
(202) 551-3740.   Direct all correspondence to us at the following
address:  100 F St., NE, Washington, DC 20549, Mail Stop 7010.

							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:	Shelton Vaughan, Esq. (713) 402-3901

      Carrie Darling
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Mr. William C. Long, Esq.
Diamond Offshore Drilling, Inc.
August 19, 2005
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